KELSON CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2016

ASSETS

Cash and cash equivalents	$	160,455
Accounts receivable		170,517
Other assets		1,915
TOTAL ASSETS	$	332,887

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	60,942
TOTAL LIABILITIES		60,942
MEMBER'S CAPITAL	$	271,945
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	332,887

The accompanying notes are an integral part of these financial statements.